DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-24-07

07047088

February 12, 2007

George M. Williams, Jr.
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019-5389

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/12/2007

Re: Energy East Corporation
Incoming letter dated January 24, 2007

Dear Mr. Williams:

This is in response to your letter dated January 24, 2007 concerning the shareholder proposal submitted to Energy East by Emil Rossi. We also have received a letter on the proponent's behalf dated February 7, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 2 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

1046861

LEBOEUF, LAMB, GREENE & MACRAE LLP

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
CHICAGO
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
PITTSBURGH
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

E-MAIL ADDRESS: GWILLIAM@LLGM.COM
WRITER'S DIRECT DIAL: (212) 424-8064

LONDON
A MULTINATIONAL PARTNERSHIP
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
AFFILIATED OFFICE
ALMATY
BEIJING

January 24, 2007

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Energy East Corporation – Stockholder Proposal for 2007 Annual Meeting**

Ladies and Gentlemen:

We are writing on behalf of our client, Energy East Corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission concur with the Company's view that, for the reasons stated below, the stockholder proposal entitled "Shareholder Vote on Executive Pay" (the "Proposal") purportedly submitted by Mr. Emil Rossi (the "Proponent") may be omitted from the Company's proxy materials used in connection with its 2007 Annual Meeting of Stockholders (the "Proxy Statement").

As a preliminary matter, we must deal with an unusual procedural issue. The Company became concerned that Mr. Rossi might not be the sponsor of the Proposal when it noticed that the signature on the letter conveying the Proposal failed to match the signature on prior correspondence that the Company has received from Mr. Rossi. The letter forwarding the Proposal, purportedly signed by Mr. Rossi, also states that the letter is the proxy for John Chevedden to act on his behalf in shareholder matters, including the Proposal; and the Company has, in fact, received communications from Mr. Chevedden (attached as Exhibit B). Nevertheless, because of its concerns about what purports to be Mr. Rossi's signature, the Company has twice written to Mr. Rossi (copies attached as Exhibit C) to confirm his sponsorship. Mr. Rossi's son confirmed receipt of the Company's second letter, but, to date, no one has responded to the substance of the letters. Consequently, the Company has not been able to verify that Mr. Rossi is the actual proponent of the Proposal. For this reason, the Company requests that it be allowed to exclude the Proposal from its Proxy Statement.

The Company believes that the Proposal may be omitted for other reasons as well: It violates Rule 14a-9, is not a valid stockholder proposal under Rule 14a-8(a), and violates the procedural requirements of Rule 14a-8. The Proposal, a copy of which is attached hereto as Exhibit A, reads as follows:

Shareholder Vote on Executive Pay

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement. Our CEO pay was $9 million in one year. $9 million is hundreds of times the pay of many employees and could create employee morale problems.

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

It is essential that the disclosure for this annual vote include disclosure of the percentage of total executive pay and benefits that are peer performance-based – meaning linked to demonstrable performance criteria measured by our company's performance compared to its peer companies.

The current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Such a vote is not binding, but allows stockholders a clear voice that could help reduce excessive pay. Stockholders do not have any mechanism for providing ongoing input at our company. See "Pay Without Performance" by Lucian Bebchuk and Jesse Fried.

It is also important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- Cumulative voting was not allowed.
- The Chairman of our key Audit Committee had 19 years director tenure – Independence concern.
- A $250,000 Director's Gift Program, rewarding long-tenure for directors, was established in June 2003 – Independence concern.

- Directors can still be elected with one yes-vote from our 140 million shares under our obsolete plurality voting.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for:

Shareholder Vote on Executive Pay
Yes on 3

I. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is materially false and misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal from its proxy statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Staff Legal Bulletin No. 14B (CF), (September 15, 2004) ("SLB 14B"), confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal if, among other things, "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." As discussed below, there are numerous ways in which the Proposal is materially false and misleading and inherently vague or indefinite.

In this letter, we refer to the resolution and the supporting statement as the "Proposal." We take the resolution to consist of the first sentence in the material quoted above; the remainder we treat as the supporting statement. Although there are other ways of parsing the material, we consider this to be the fairest.

1. *The reference to the Compensation Committee report is materially misleading.*

The Proposal calls for a stockholder vote on an advisory management resolution at each annual meeting to approve the "Compensation Committee report" in the proxy statement. The reference to the compensation committee report in the resolution is to the old form of compensation committee report. Regulation S-K Item 402(k) used to require a report from the compensation committee that contained discussions of the committee's policies on executive compensation and the relationship of corporate performance to such compensation. The Proponent's stated intention is to provide stockholders a mechanism to provide input on executive compensation matters.

However, the form of compensation committee report to which the Proposal refers will not appear in the Company's 2007 Proxy Statement nor any of its subsequent proxy statements. Under the executive compensation disclosure revisions adopted in July 2006, compensation committee reports will no longer directly address executive compensation. Instead, compensation committee reports will be required to state only whether (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") with management and (b) based on such review and discussions, the compensation committee recommended to the board of directors that the CD&A be included in the Company's annual report on Form 10-K and, as applicable, the Company's proxy or information statement. Therefore, the reference to this abbreviated report is materially misleading and will lead to substantial confusion as to the effect of the Proposal.

The Proposal is substantially similar to the proposal received by Sara Lee Corporation ("Sara Lee") and a number of sentences are identical. For reasons like those set forth in the previous paragraph, Staff recently found that the Sara Lee proposal could be omitted as materially false and misleading under Rule 14a-8(i)(3). *Sara Lee Corp.* (September 11, 2006). In its response to Sara Lee, Staff noted that "shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis."

While Staff in its response to Sara Lee allowed the proponent to amend its proposal to provide for a vote on Sara Lee's CD&A, that leave was based on the timing of the adoption of the final rules with respect to executive compensation and the new CD&A, which occurred approximately two months after the deadline for submitting stockholder proposals to Sara Lee. There is no similar reason to permit a material modification to the Proposal. The new executive compensation disclosure rules were published in August 2006 more than three months before the December 20, 2006 deadline for submitting stockholder proposals to the Company. The Proposal itself was sent via facsimile to the Company on December 11, 2006. Staff, in a similar circumstance where a prior version of a statute had been referenced in a stockholder proposal, agreed that the entire proposal could be excluded and that the incorrect references caused the proposal to be misleading. See *State Street Corp.* (March 1, 2005).

2. *The statement regarding the CEO's pay is materially false and misleading.*

The Proposal contains a materially false and misleading factual statement regarding the level of the CEO's pay. The Proponent claims the CEO's pay was $9 million in one year. The most current year for which the CEO's compensation was disclosed in the Company's proxy statements was 2005, when the CEO's total pay was approximately $5.5 million, including the full grant date present value of options granted to the CEO in 2005. The Proponent can only arrive at a figure of $9 million for 2005 by adding amounts realized upon the exercise of stock options. However, neither the prior summary compensation table nor the new summary compensation table, which was designed with great care to include all elements of compensation, includes the value realized upon the exercise of stock options in total compensation, since that would double count the value of options. SLB 14B supports the exclusion of statements when the company demonstrates objectively that a factual statement is materially false or misleading. The inclusion of materially incorrect compensation figures allows the Proposal to appear to be a remedy for a problem that does not exist. In accordance with SLB 14B, this materially false and misleading factual assertion should be stricken from the Proposal.

3. *The request for disclosure of compensation linked to peer performance is vague and indefinite.*

Where key terms of a proposal are not defined, the proposal may be inherently vague and indefinite and excludable under Rule 14a-8(i)(3). See *Wendy's International, Inc.* (February 24, 2006) (excluding a proposal where the key terms "accelerating development" were undefined in a resolution calling for the issuance of interim reports detailing the "progress made toward 'accelerating development'" of a more humane slaughter method); *CBRL Group* (September 6, 2001) (excluding a proposal requesting "full and complete disclosure in its annual report of all expenses relating to corporate monies being used for personal benefit of the officers and directors and their friends" where the material terms "full and complete disclosure", "personal benefit" and "friends" were not adequately defined).

In the supporting statement, the Proponent requests that the Company disclose in connection with the requested advisory vote "the percentage of total executive pay and benefits that are peer performance-based – meaning linked to demonstrable performance criteria measured by our company's performance compared to its peer companies." Several of the terms in this portion of the supporting statement are so indefinite that neither the Company nor its stockholders could reasonably determine what actions would be required to implement this aspect of the supporting statement. For example, the term "benefits" could refer both to items that constitute compensation and others, like healthcare, that do not. Furthermore, many of these items are not easily capable of inter-company comparison, nor is it discernible in many cases what constitutes a peer group for these purposes. Therefore, the Proposal is so inherently vague and indefinite that it should be excluded from the Company's Proxy Statement under Rule 14a-8(i)(3).

4. *The Proposal's title and concluding statement "Shareholder Vote on Executive Pay" are materially misleading.*

The title of the Proposal and its concluding statement falsely imply that the Corporation's stockholders will be given a direct vote on executive pay. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) contemplates that titles can be part of a proposal if they are, in effect, arguments in support of the proposal. In addition, in SLB 14B Staff indicates that modification or exclusion is appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable stockholder would be uncertain as to the matter on which she is being asked to vote." Because of their position and typography, the title and concluding statement will likely be seen as fair summaries of the Proposal. However, a "shareholder vote on executive pay" is not the subject matter of the Proposal at all. That subject is an advisory vote on a report on compensation.

5. *The supporting statement is irrelevant to executive compensation and contains a number of false and misleading statements.*

The Proposal may be omitted from the Company's Proxy Statement pursuant to Rule 14a-8(i)(3) because a majority of the supporting statement is unrelated to the Proposal and therefore misleading. SLB 14B affirms numerous Staff prior determinations on the exclusion of irrelevant supporting statements. See *Burlington Northern Santa Fe Corp.* (January 31, 2001) (permitting exclusion of supporting statements involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); *Boise Cascade Corp.* (January 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for the separation of the CEO and chairman). Staff has also subsequently applied the standards of SLB 14B to exclude irrelevant supporting statements. See *Bob Evans Farms, Inc.* (June 26, 2006) (supporting statement excludable where it "fail[ed] to discuss the merits" of the proposal and did not aid stockholders in deciding how to cast their votes).

The Proposal purports to provide the Company's stockholders with some input on executive compensation matters. Consequently, one would expect the supporting statement to discuss executive compensation matters. However, the bulk of the supporting statement discusses completely different topics. Only one paragraph supports the executive compensation proposal. Two elaborate on the notion that disclosure will be necessary to make future stockholders aware that their future vote is only advisory and on the purported need to use peer-performance based pay criteria in the Compensation Committee report. The longest and most detailed paragraph focuses entirely on aspects of the Company's corporate governance.

The corporate governance paragraph contains five bullets, three of which address director independence and independent oversight concerns. Another bullet addresses cumulative voting and the last addresses plurality voting. Proponent does not link these items to the Proposal or executive compensation. They are thus irrelevant. They are also misleading, since adoption of the Proposal will not impact any of the corporate governance items identified in the supporting statement. The supporting statement should therefore be excluded under SLB 14B because it may leave a reasonable stockholder "uncertain as to the matter on which she is being asked to vote."

Furthermore, several of these bullets are simply incorrect as a matter of fact. For example, as noted in the Company's proxy statement dated April 19, 2006, the Company established the position of Lead Director in April 2006 and appointed a Lead Director on June 8, 2006. Yet the Proponent claims that the Company has no Lead Director. The Proponent also includes a bullet regarding a "Director's Gift Program," something which does not exist. The Company does, however, maintain a Charitable Giving Program under which, upon a director's death, the Company will donate up to an aggregate of $250,000 over a ten-year period to up to two qualifying charitable organizations designated by the director, with at least 50% of such future donations to be made to charitable organizations that are located in a state in which one of its subsidiaries operates. The

Company funds the donations principally by obtaining life insurance policies on the participating directors. Directors receive no financial benefit; the Company retains the deductions for all charitable contributions. The program is also not expected to result in any material cost to the Company. The Proponent's mislabeling of this charitable giving program creates the false impression that the Company is making gifts to its directors.

The Proponent then misleadingly implies that plurality voting is not the standard for director elections at most corporations. However based on a recent survey conducted as of October 5, 2006, only 36% of the S&P 500 had adopted some form of majority voting in director elections.[1] Moreover, plurality voting is the default voting standard for the election of directors under the New York Business Corporation Law (which is the law governing elections at the Company) and the corporate statutes of the vast majority of other states, including Delaware.

The Proponent is seeking to gain support for his executive compensation Proposal by mischaracterizing the Company's record on corporate governance. In fact, the Company has an extremely strong corporate governance record and was rated by Institutional Shareholder Services as having a "Corporate Governance Quotient" that, as of January 1, 2007, was better than 96% of S&P 400 companies. The Company should be able to omit these misleading statements regarding corporate governance from the supporting statement as they are irrelevant to the Proposal. However, even if this corporate governance paragraph of the supporting statement is deemed to be relevant, the identified statements should be excised as materially misleading in violation of Rule 14a-9.

6. *To be included in the Proxy Statement, the Proposal would require detailed and extensive editing.*

Each of the above discussed deficiencies in the Proposal constitutes a separate and supportable basis to exclude the Proposal from the Proxy Statement under Rule 14a-8(i)(3). One might argue that good editing could fix the individual deficiencies. However, SLB 14B states the following: "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." No simple fix would correct the identified deficiencies. So many interlinking aspects of the Proposal violate the Rules that the Proposal would have to be completely re-written.

However, in the event that Staff does not agree with this conclusion, we respectfully request that Staff direct the Proponent to revise the Proposal to eliminate or revise the materially false and misleading statements identified above. Specifically, Proponent should be required to (i) correct the CEO's pay, (ii) eliminate the statement regarding a lead director, (iii) revise the reference to a Director's Gift Program and (iv) eliminate the bullet regarding plurality voting.

---

[1] Study of Majority Voting in Director Elections, Claudia H. Allen, updated October 5, 2006.

II. The Proposal may be omitted pursuant to Rule 14a-8(a) because it seeks an advisory vote, which is not a proper subject for shareholder proposals.

By failing to direct the Company to any particular action as required by Rule 14a-8(a), the Proposal seeks an impermissible advisory vote. According to Rule 14a-8(a), "a shareholder proposal is [the shareholder's] recommendation or requirement that the company and/or its board of directors *take action...*" (*Emphasis added*). The Commission's rulemaking history regarding Rule 14a-8(a) further demonstrates that advisory votes are excludable. In the release proposing the amendments under which Rule 14a-8(a) was adopted, the Commission stated:

> [R]evised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials.* The Division [of Corporation Finance], for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take action.

Proposed Rule: Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-39093 (September 18, 1997) (*emphasis added*).

Later, in the adopting release to the 1998 amendments, the Commission noted: "We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors *take an action.*" Final Rule: Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 21, 1998) (*emphasis added*). This definition of "proposal" has been the basis for excluding stockholder proposals. In *Sensar Corp.* (April 23, 2001), the Staff concurred in the registrant's view that it could exclude a shareholder proposal that sought to allow shareholders to "express displeasure" over the granting of options to certain individuals because it "[did] not recommend or require that Sensar or its board of directors take any action." The advisory stockholder vote called for by the Proposal mirrors the substance of the proposal submitted to Sensar.

The fact that the Proposal is couched in terms of having the Board "adopt a policy" does not require the board to take any real action. The so-called "policy" is just a permanent right on the part of stockholders to issue a remonstrance if they wish. Furthermore, the vote to be taken has no definite content, nor does it urge any action whatsoever, specific or otherwise.

If submitted to stockholders, the Proposal would allow the Proponent to evade the purpose of Rule 14a-8(a) by elevating form over substance. In Exchange Act Release No. 20091, the Commission expressed a preference for evaluating shareholder proposals based on substantive content. *See* Final Rule: Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091 (August 16, 1983) (adopting an interpretative change to Rule 14a-8(c)(7) where the prior interpretation "raise[d] form over substance and render[ed]" the relevant provision "largely a nullity"). Furthermore, in past no-action letters, Staff recognized that the substance of a proposal should prevail over form. *See Bristol-Myers Squibb Co.* (March 9, 2006) (granting reconsideration of previous Staff response denying no-action relief where such response was "inconsistent with the history and purpose" of the Rule 14a-8 provision relied upon and " follow[ed] a 'formalistic' form-over-substance approach that the Commission rejected in adopting the rule"); *Compuware Corp.* (July 7, 2003) (granting no-action where allowing multiple proposals under a single recommendation "would exalt form over substance"); *Johnson Controls, Inc.* (October 26, 1999) (affirming the substance-over - form approach articulated in Exchange Act Release No. 34-20091). With proper focus on the substance of the requested advisory vote, the Proposal clearly fails to present a proposal for action under Rule 14a-8 and should be excluded from the Company's Proxy Statement.

III. The request for future annual stockholder votes violates the procedural requirements of Rule 14a-8.

Rule 14a-8 contemplates that an eligible stockholder may present at a meeting of stockholders, a single proposal each year consisting of a recommendation or requirement that the registrant or its board of directors take action. Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular stockholder's meeting. A stockholder submitting a proposal must own at least $2,000 in market value, or 1% of the registrant's common stock for at least a one-year period prior to making a proposal, hold such shares through the date of the meeting at which the proposal will be presented and be present at the annual stockholders meeting to present the proposal. (14a-8(a)) A proposal for an unlimited number of annual stockholder votes completely sidesteps these procedural requirements and is inconsistent with the structure of Rule 14a-8.

The Proposal impermissibly puts the burden on the Company to submit the advisory vote to stockholders each year, effectively requiring the Company to ignore the procedural provisions of Rule 14a-8 for each such submission. The Proponent thereby seeks to avoid the requirements that he holds the required shares beyond the Company's 2007 Annual Meeting of Stockholders and that he be present to present the matter for a vote. The Proponent does not state that he will meet these procedural requirements beyond the 2007 Annual Meeting of Stockholders. Furthermore, the Proponent would appear to be preserving his ability to make additional proposals in future years, effectively avoiding the limitation in Rule 14a-8(c).

The procedural requirements of Rule 14a-8 are based on practical policy concerns. For example, in the adopting release for the 1983 amendments to Rule 14a-8, the Commission cited the need to require "shareholders who put the [registrant] and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the [registrant]" in support of the eligibility requirements. Securities Exchange Act

Release No. 34-20091 (Aug. 16, 1983). The Proponent should not be permitted to evade these requirements by requesting that the Company indefinitely submit a matter to the Company's Stockholders each year.

Conclusion

The Proposal violates Rule 14a-9 by containing numerous materially false and misleading statements and being inherently vague and indefinite. It also seeks an advisory vote that is not a proper subject for a stockholder proposal under Rule 14a-8(a), and the Proposal's application to future stockholder meetings violates the procedural requirements of Rule 14a-8. The Proposal would require detailed and extensive editing in order to bring it into compliance with the proxy rules. As drafted, neither the Company's stockholders, in voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the Proposal requires.

Based on the foregoing, we respectfully request that Staff concur with the Company's view that the Proposal may be omitted from the Company's Proxy Statement for its 2007 Annual Meeting of Stockholders.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of this letter, the Proposal (attached as Exhibit A) and prior correspondence with the Proponent (attached as Exhibits B and C). In accordance with Rule 14a-8(j), a copy of this submission and all attachments are being sent simultaneously to the Proponent. This letter is being submitted more than 80 days prior to April 25, 2007, the date on which the Company intends to file definitive copies of its proxy materials relating to the Company's Annual Meeting to be held on or about June 14, 2007.

If you have any questions concerning this submission, please call the undersigned at (212) 424-8064, or in my absence, Dan Brown at (212) 424-8382. In the event that Staff disagrees with the conclusions expressed herein, or requires any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with Staff prior to the issuance of its response. Staff responses sent via fax to the undersigned at (212) 649-0462 will be promptly sent to the Proponent.

Kindly acknowledge receipt of the original and six copies of this letter with attachments on the enclosed acknowledgment copy of this letter and return in the enclosed self-addressed stamped envelope.

Very truly yours,

George M. Williams Jr. DSB

George M. Williams, jr.

Enclosures

cc: Mr. Emil Rossi
Mr. John Chevedden

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Wesley W. von Schack
Chairman
Energy East Corporation (EAS)
1 Commerce Plaza Ste 1001
Albany NY 12260

Rule 14a-8 Proposal

Dear Mr. von Schack,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,

Emil Rossi Oct 2-06

cc: Robert D. Kump
Corporate Secretary
PH: 207-688-6300
FX: 207-688-4354

[Rule 14a-8 Proposal, December 11, 2006]

3 – Shareholder Vote on Executive Pay

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement. Our CEO pay was $9 million in one year. $9 million is hundreds of times the pay of many employees and could create employee morale problems.

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

It is essential that the disclosure for this annual vote include disclosure of the percentage of total executive pay and benefits that are peer performance-based – meaning linked to demonstrable performance criteria measured by our company's performance compared to its peer companies.

The current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Such a vote is not binding, but allows stockholders a clear voice that could help reduce excessive pay. Stockholders do not have any mechanism for providing ongoing input at our company. See "Pay Without Performance" by Lucian Bebchuk and Jesse Fried.

It is also important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- We had no Independent Chairman and not even a Lead Director – Independent oversight concern.
- Cumulative voting was not allowed.
- The Chairman of our key Audit Committee had 19 years director tenure – Independence concern.
- A $250,000 Director's Gift Program, rewarding long-tenure for directors, was established in June 2003 – Independence concern.
- Directors can still be elected with one yes-vote from our 140 million shares under our obsolete plurality voting.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for:

Shareholder Vote on Executive Pay
Yes on 3

Notes:
Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

EXHIBIT B

From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, December 19, 2006 3:29 PM
To: Kump, Robert
Subject: (EAS) Rule 14a-8 Proposal

Mr. Kump,
Please see the fax copy for the correct formatting.
Sincerely,
John Chevedden

[Rule 14a-8 Proposal, December 11, 2006]
3 - Shareholder Vote on Executive Pay
RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement. Our CEO pay was $9 million in one year. $9 million is hundreds of times the pay of many employees and could create employee morale problems.

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

It is essential that the disclosure for this annual vote include disclosure of the percentage of total executive pay and benefits that are peer performance-based - meaning linked to demonstrable performance criteria measured by our company's performance compared to its peer companies.

The current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Such a vote is not binding, but allows stockholders a clear voice that could help reduce excessive pay. Stockholders do not have any mechanism for providing ongoing input at our company. See "Pay Without Performance" by Lucian Bebchuk and Jesse Fried.

It is also important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):
€ We had no Independent Chairman and not even a Lead Director - Independent oversight concern.

€ Cumulative voting was not allowed.

€ The Chairman of our key Audit Committee had 19 years director tenure - Independence concern.

€ A $250,000 Director's Gift Program, rewarding long-tenure for directors, was established in June 2003 - Independence concern.

€ Directors can still be elected with one yes-vote from our 140 million shares under our obsolete plurality voting.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for:

Shareholder Vote on Executive Pay
Yes on 3

Notes:

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, January 08, 2007 3:06 PM
To: Kump, Robert
Subject: (EAS)

Mr. Kump, Did you receive my telephone message last week on behalf of
Mr.
Emil Rossi's rule 14a-8 proposal. A broker letter will be forwarded.
Please reconfirm your fax number.
Sincerely,
John Chevedden

From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, January 10, 2007 12:37 AM
To: Kump, Robert
Cc: CFLETTERS@SEC.GOV
Subject: (EAS) Mr. Emil Rossi's broker letter

Mr. Kump, Please confirm on Wednesday that your received Mr. Emil
Rossi's
broker letter faced to:
FX: 207-688-4331
Thank you.
John Chevedden

From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, January 11, 2007 10:21 AM
To: Kump, Robert
Subject: (EAS) Mr. Emil Rossi's rule 14a-8 broker letter

Mr. Robert D. Kump
Corporate Secretary
Energy East Corporation (EAS)
1 Commerce Plaza Ste 1001
Albany NY 12260
PH: 207-688-6300
FX: 207-688-4331

Dear Mr. Kump,
Please confirm this week that your received Mr. Emil Rossi's rule 14a-8 broker letter faxed to:
FX: 207-688-4331
Thank you.
John Chevedden

cc: Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
tel 707 524 1000
fax 707 524 1099

Morgan Stanley

January 8, 2007

To Whom It May Concern:

All quantities continue to be held without interruption in Emil Rossi's account as of the date of this letter.

Emil Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-080060-070) on the respective dates.

March 7, 2003

1,887 shares Gencorp Inc.
9,984 shares Exxon Mobil Corp

March 21, 2003

528 shares Keyspan Corp.
5,128 shares Morgan Stanley
975 shares Burlington Northern Santa Fe Corp
6,094 shares Allstate Corp.
2,780 shares Kinder Morgan Energy Ptrs LP
558 shares Entergy Corp.
1,732 shares Energy East Corp.
1,357 shares Bank of America Corp. 2 for 1 split 8-27-2004
-Now owns 2,714 shares
1,100 shares Great Northern Iron Ore

April 14, 2003

415 shares Occidental Petroleum Corp. DE, split 2 for 1 8-15-2006
-Now owns 830 shares
430 Newmont Mining Corp. New
7,000 shares Mesabi Tr. CBI
150 shares Marathon Oil Co.
1,000 shares PPL Corp., split 2 for 1 8-24-2005
-Now owns 2,000 shares
3,000 shares Plum Creek Timber Co. Inc. REO
1,000 shares Terra Nitrogen Co. LP. COM Unit
500 shares SBC Communications, name changed to AT&T
1887 shares Omnova Solutions Inc.

March 21 2000

Deposited 196 shares Catellus. He subsequently purchased 304 Catellus on 10-17-2003. An additional 44 shares were deposited 12-18-2003. Upon merger with Prologis, 8-26-2005, 149 shares were prorated to cash and 395 shares were exchanged for .822 shares of Prologis.
-Now owns 324 shares Prologis.

July 9 2003

Purchased 1,000 shares Schering Plough Corp.

Post-It® Fax Note 7671	Date 1-09-07 # of pages ▸
To Robert Kemp	From John Chandler
Co./Dept.	Co.
Phone #	Phone # 310-371-7874
Fax # 207-681-4331	Fax #

Emil Rossi (122-08006C-070) - Continued

June 11, 2003

Journal into this account 50 shares PG&E Corp.
Journal into this account 300 shares Pinnacle West Capital Corp

March 9, 2005

3,287 shares of Sears Roebuck & Co were tendered to Sears Holding Corp for all stock.
Received 1,304 shares of Sears Holding on 3-30-2005.

June 8, 2005

Purchased 1,000 Merck & Co. Purchased 1,000 shares Merck & Co. 6-15-2005.
-Now owns 2,000 shares

All quantities continue to be held in Emil's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor

EXHIBIT C

EnergyEast

Energy East Corporation

Robert D. Kump
Vice President, Controller and Chief Accounting Officer

52 Farm View Drive
New Gloucester, ME 04260
Phone: (207) 688-4302 / Fax: (207) 688-4331
E-Mail: robert.kump@energyeast.com

December 22, 2006

Mr. Emil Rossi
P.O. Box 249
Boonville, CA 95415

Dear Mr. Rossi:

At the request of Mr. von Schack, please call me at my phone number above as soon as possible regarding a letter that you purportedly sent me via fax on December 11, 2006 that was dated October 2, 2006.

Sincerely,

RDK/14/sd

EnergyEast

Energy East Corporation

Robert D. Kump
Vice President, Controller and Chief Accounting Officer

52 Farm View Drive
New Gloucester, ME 04260
Phone: (207) 688-4302 / Fax: (207) 688-4331
E-Mail: robert.kump@energyeast.com

January 5, 2007

Via U.S. Postal Service Express Mail

Mr. Emil Rossi
P.O. Box 249
Boonville, CA 95415

Dear Mr. Rossi:

I am writing to you a second time to ask that you please personally contact me as soon as possible about a matter of concern. On December 11, 2006, we received a document, purportedly from you, regarding a shareholder proposal. We are concerned that this proposal is not actually yours. This fax was received at fax number not indicated in our proxy material for receipt of shareholder proposals, and we have received no further information concerning this purported proposal or a hard copy of it in the mail at our executive offices as set forth in our proxy statement. In addition, there is a substantial time lag between the date of your purported signature on the document and the fax (over 2 months), and the signature does not resemble signatures from previous correspondence we have received from you. All of this leads us to believe this document is not valid.

Please call me directly as I would like to verify that, in fact, this document constitutes a proposed shareholder proposal for our Company that you are sponsoring. My direct telephone number is (207) 688-4302. If it is, I would also ask that you forward to me as soon as possible the required proof of ownership of Energy East stock (i.e., a written statement from your broker verifying that you have continuously held at least $2000 in market value, or 1% of the Company's securities, for at least one year prior to the date of your purported proposal).

If I don't personally hear from you by January 19, 2007, as outlined above, we will assume that you are not the proponent of this purported proposal and will act accordingly.

Sincerely,

RDK/01/sd

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, February 07, 2007 11:37 PM
To: CFLETTERS
Cc: Robert Kump
Subject: Energy East Corporation (EAS) Shareholder Position on Company No-Action Request (Emil Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 7, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Energy East Corporation (EAS)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Shareholder Vote on Executive Pay Emil Rossi

Ladies and Gentlemen:

This is an initial response to the company January 24, 2007 no action request.

The Staff said in Sara Lee Corporation (September 11, 2006) in regard to permitting to a similarly worded rule 14a-8 proposals to be updated: ³Accordingly, a proposal that is revised to replace the phrase 'report of the Compensation and Employee Benefits Committee' with the phrase 'the Compensation Discussion and Analysis' may not be omitted under rule 14a-8(i)(3).²

Thus it appears that the Sara Lee precedent shows that the topic of this proposal is a valid rule 14a-8 topic and sets a precedent to update the text of rule 14a-8 proposals in conformance with recent rule changes. I believe that such an opportunity to update rule 14a-8 proposal text should apply to at least proposals submitted for the 2007 proxy season most of which were required to already be submitted and were thus submitted within 3-months of the Sara Lee definitive proxy date of September 22, 2006.

In discussing Rule 14a-8(i)(3) SLB 14B states:
"We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily."

Like Sara Lee this rule 14a-8 proposal should thus be allowed to conform to the new disclosure rules because the change is minor in nature and does not alter the substance of the proposal.

The company seems to incorrectly suggest that in drafting a rule 14a-8 proposal a shareholder should be as currently informed on company executive compensation disclosure rules as a company securities lawyer.

The company does not claim that the significance of Sara Lee Corporation (September 11, 2006) was widely reported. The company does not claim that one proxy season has elapsed since the new CD&A reporting requirement.

The company does not claim that the proponent of the Sara Lee rule 14a-8 proposal was given any special consideration because it was a small entity that does not regularly retain attorneys.

The company does not claim that ³only² prefaced this text in Sara Lee Corporation (September 11, 2006): ³because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis.²

Excluding this topic by disallowing an update of five words would seem to be counter to the increasing interest of the Securities and Exchange Commission in addressing excessive executive pay as highlighted in this article, ³SEC puts bosses' pay in spotlight,² which includes a quote by SEC Chairman Christopher Cox:

³SEC puts bosses' pay in spotlight
³10 Jan 2007
³Compensation & Benefits. CSR & Governance.
Investors in American corporations are to get a much clearer idea of the sorts of rewards being lavished on top executives, and whether they are worth it, under new disclosure rules.

³The pay and perks of America's top executives are to come under much closer scrutiny following the agreement of new rules by the Securities and Exchange Commission.

³The new system of disclosure is expected to show more clearly, and in much greater detail, what sort of compensation, salaries and bonuses senior executives in listed companies are taking home.

³The scorecard disclosures, outlined in annual reports and proxy statements, will come closer than ever to a full accounting of total compensation for companies' top two executives and the next three highest-paid executives, said the Associated Press.

³ ŒThe new disclosure requirements will be easier for companies to prepare and for investors to understand,¹ said SEC Chairman Christopher Cox.

³ ŒThe SEC, in a very short amount of time for a regulator, has pushed through very sweeping pay disclosures that, for the first time, will give investors a very clear picture of CEO pay,¹ added Amy Borrus, deputy

director of the Council of Institutional Investors. ŒThe big picture is a very big win for investors.[1]

[3]Investors wondering whether top executives are earning their pay have always been able to look for evidence in annual reports and proxies but key parts of this information often were buried in footnotes. Š[2]

The full text of the Sara Lee Staff Response Letter is:
September 11, 2006
Response of the Office of Chief Counsel Division of Corporation Finance
Re: Sara Lee Corporation Incoming letter dated June 29, 2006 The proposal urges the board to adopt a policy that stockholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the report of the Compensation and Employee Benefits Committee.

There appears to be some basis for your view that the proposal may be materially false or misleading under rule 14a-8(i)(3). In arriving at this position, we note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402(k)(1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. However, because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. Accordingly, a proposal that is revised to replace the phrase "report of the Compensation and Employee Benefits Committee" with the phrase "the Compensation Discussion and Analysis" may not be omitted under rule 14a-8(i)(3).

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

/s/

Ted Yu
Special Counsel

According to The Corporate Library, accessed February 7, 2006, annual CEO compensation was [3]$9,216,913.[2] Source:
http://www.boardanalyst.com/companies/custom/company_profile.asp?CompID=1341
5

In Hewlett-Packard Company (December 21, 2006) HPQ failed to obtain concurrence on Rule 14a-8(i)(3) grounds. PACCAR Inc. (December 27, 2004) was cited by the proponent with the following supporting information:

Supporting statements, with information that show that this proposal is consistent with other efforts to improve the corporate governance of the company, are relevant to this proposal. Additional evidence of lack of accountability at the company is also relevant to this proposal because this proposal is attempting to increase company accountability.

In other words, the more things that are broken at the company, the more important it is to fix the one item at hand now.

Companies have often validated this very method of argument in their management position statements in response to rule 14a-8 proposals. For instance, in opposing a specific shareholder proposal, it is well-known that companies will often elaborate on a list of existing good governance practices, unrelated to the proposal at hand, that supposedly water down the need to make the one change called for in the rule 14a-8 proposal.

The company is in effect demanding that only companies be able to cite the quality level of a list of corporate governance practices to support their position on rule 14a-8 proposal topics.

Thus the proponent should not be denied the opportunity to highlight the quality level (or lack of quality) of a list of corporate governance practices, and thus state that this is a good reason for the company to start here and adopt the one proposed improvement in the rule 14a-8 proposal.

In PACCAR Inc. (December 27, 2004) text regarding additional defects in the company corporate governance, which was argued to be irrelevant by the company, did not receive Staff concurrence for exclusion. The company does not cite any case involving the undersigned where PACCAR has been reversed.

According to The Corporate Library, accessed February 7, 2006, the company did not have a lead director throughout 2006, the time period covered by the rule 14a-8 proposal text. Source:
http://www.boardanalyst.com/companies/custom/company_profile.asp?CompID=1341

The company said that it has a Director¹s Gift Program by another name.

This rule 14a-8 proposal calls for the directors to act by stating:
³RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.²

The company cites Sensar Corporation (April 23, 2001) as a purported key precedent. The entire 49-word text of the Sensar proposal stated:
"The shareholders wish to express displeasure over the terms of the options on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the shareholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options."

The following is the Sensor Staff Reply letter which includes the Staff statement that the Sensar rule 14a-8 proposal ³does not recommend or require that Sensar or its board of directors take any action.²

[STAFF REPLY LETTER]

April 23, 2001

Response of the Office of Chief Counsel

Division of Corporation Finance

Re: Sensar Corporation

Incoming letter dated April 11, 2001

The proposal expresses shareholder displeasure over matters relating to stock options.

There appears to be some basis for your view that Sensar may exclude the proposal under rule 14a-8(a) because it does not recommend or require that Sensar or its board of directors take any action. Accordingly, we will not recommend enforcement action to the Commission of Sensar omits the proposal from its proxy materials in reliance on rule 14a-8(a). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sensar relies.

Sincerely,

Jonathan Ingram

Special Counsel

The company misunderstands this rule 14a-8 proposal at least for argumentative purposes. The proposal does not ask that in future years a rule 14a-8 proposal be placed on the ballot. This proposal asks that “our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.” Under the company argumentative approach, a rule 14a-8 proposal to declassify the board could be interpreted to trigger an annual rule 14a-8 proposal to vote on the election of each director. Or a rule 14a-8 proposal for annual ratification of the auditors could be interpreted to trigger an annual rule 14a-8 proposal for ratification of the auditors.

For the above reasons it is respectfully requested that concurrence not be granted to the company. In the Sara Lee precedent, the proponent did not even ask for the opportunity “to make revisions” in accordance with SLB 14B, yet the proponent was granted the opportunity.

It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Emil Rossi
Robert Kump <Robert.Kump@energyeast.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Energy East Corporation
Incoming letter dated January 24, 2007

The proposal asks the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory management resolution to approve the report of the Compensation Committee in the proxy statement.

There appears to be some basis for your view that Energy East may exclude the proposal under rule 14a-8(i)(3), as materially false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Energy East omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3): In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Energy East relies.

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END